Exhibit 4.5

August 29, 2002

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned (“Debtor”) hereby promises to pay to [*] (“Payee”), the principal amount of $22,485.00 (the “Principal”), without any interest on the unpaid balance.  The Principal shall become due and payable when, as and if the Debtor collects any “Contingent Consideration” royalty payments (the “Royalty Payments”) pursuant to Section 3.1(a) of that certain Asset Purchase Agreement, dated as of May 11, 2002 (the “Royalty Agreement”), by and between the Debtor and [*], Inc; provided, that such payment of Principal shall be further subject to the intercreditor provisions set forth in Section 5 of the Security Agreement (as hereafter defined).

This Note is subject to the terms of, and the payment hereof is secured by, a certain Security Agreement dated as of the date hereof by and between Debtor and Payee (the “Security Agreement”).

This Note is a nonrecourse obligation of the Debtor and Payee agrees that the sole source of payment of this Note shall be from Royalty Payments when, as and if collected by Debtor; accordingly, Payee shall have recourse only against the Collateral under the Security Agreement to the extent described therein.

This Note may not be changed, modified or terminated orally, but only by an agreement in writing and signed by the Debtor and Payee.  This Note shall be governed by and construed in accordance with the laws of the state of the State of New York, without regard to conflict of law principles.

DEBTOR:

LUCID, INC.

By:
Name:
Title: